UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Houston American Energy Corp. (HUSA)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

44183U209
(CUSIP Number)

Vince Mouer
9821 Katy Freeway, Suite 875
Houston, Texas 77024
713.400.1569

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 7, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP No. 44183U209

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Tyler Hayden Kling
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [   ]
(b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 PF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION
 US
NUMBER OF

SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON

WITH 7 SOLE VOTING POWER
  0
 8 SHARED VOTING POWER
  0
 9 SOLE DISPOSITIVE POWER
  0
 10 SHARED DISPOSITIVE POWER
  0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 0
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
       [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0
14 TYPE OF REPORTING PERSON (See Instructions)
 IN

Item 1. Security and Issuer
The Schedule 13D relates to the shares of common stock, or value $0.0001 per share (Common Stock) of Houston American Energy Corp. (the Issuer, the Company, or HUSA).  The address of the principal executive offices of the Company is 801 Travis, Suite 1425, Houston, Texas 77002
Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of Tyler Hayden Kling.
(b) The Reporting Persons business address is 954 Avenida Ponce De Leon, Suite 205-PMB #10160, San Juan, Puerto Rico 00907.
(c) The Reporting Person is a private individual investor registered as a large trader in accordance with Section 13H of the Securities Exchange Act of 1934
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship of the the Reporting Person is United States of America.
Item 3. Source and Amount of Funds or Other Considerations
The Reporting Person purchased and sold 650,000 shares of the Common Stock (the Shares), as detailed below. The Shares were purchased by the Reporting Person with personal funds in open market purchases. The Reporting Person expended an aggregate of $4,059,230.26 for the purchase of the Shares.
Item 4. Purpose of Transaction
The Reporting Person acquired the Shares in the course of his personal trading activity and the Reporting Person neither had nor has any plans relative to the structure or business of the Issuer.  The Reporting Person has disposed of all of the Shares prior to the filing of this Schedule. The Reporting Person has no current plans to acquire additional shares of the Issuers common stock.
Item 5. Interest in Securities of the Issuer
(a) 0.  The Reporting Person acquired 650,000 Shares, subsequently sold such Shares and currently owns no equity securities of the Issuer.
(b) 0.
Name Transaction Date No. Shares (B) or (S) Price Per Share Where purchased
Tyler Hayden Kling 06/07/2022 650,000 $6.24 NYSE American
Tyler Hayden Kling 06/13/2022 650,000 $6.68 NYSE American
 (c)

(d) None.
(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuers common stock on June 13, 2022 as a result of the transactions on that date described in (c) above.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7. Material to Be Filed as Exhibits
None.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 15, 2022
Dated
/s/ Tyler Hayden Kling
Signature
Tyler Hayden Kling
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).